Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attention: Christian Windsor, Special Counsel, Office of Financial Services	Deutsche Bank AG Taunusanlage 12 60325 Frankfurt

November 4, 2016

Re: Deutsche Bank Aktiengesellschaft

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 11, 2016

File No. 001-15242

Ladies and Gentlemen:

We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), have received your letter, dated September 27, 2016 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015 (the “Annual Report” or the “2015 Form 20-F”). In response to the Comment Letter, please note the following:

Risk Factors, page 13

Our regulatory capital ratios and our funds available for distribution…, page 22

1.	We note your disclosure on page 22 that you are “not required to adhere to the interests of the holders of instruments (you) have issued that qualify for inclusion in our regulatory capital, such as (y)our Additional Tier 1 capital instruments.” Please tell us whether Deutsche Bank AG can convert any of the notes at its option. If it can cause a conversion, please tell us whether there are specific capital or operational metrics which would give rise to the right to convert, and identify the metrics.

Chairman of the Supervisory Board: Paul Achleitner.

Management Board: John Cryan (Chairman), Kimberly Hammonds, Stuart Lewis,

Sylvie Matherat, Nicolas Moreau, Garth Ritchie, Karl von Rohr, Marcus Schenck,

Christian Sewing, Werner Steinmüller, Jeffrey Urwin.

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; Local Court of Frankfurt am Main, HRB No 30 000; VAT ID No DE114103379; www.db.com

Response

While Deutsche Bank’s competent resolution authority (i.e., the European Central Bank) may under certain circumstances impose any of a number of various resolution measures, including converting Additional Tier 1 capital instruments issued by Deutsche Bank into ordinary shares or other instruments qualifying as core equity tier one capital, Deutsche Bank itself has no option or right (discretionary or otherwise) to convert its Additional Tier 1 capital instruments.

Guilty pleas by or convictions of us or our affiliates in criminal proceedings…, page 35

2.	We note your disclosure that as a result of guilty pleas that you may no longer qualify as a Qualified Professional Asset Manager or QPAM. We also note that your original application for an exemption was denied by the U.S. Department of Labor, and that a temporary exemption was granted through October 25. In order to assist us in understanding the potential impact of the loss of QPAM status, please tell us the number of clients that would be impacted if you are not able to extend the exemption. Please also tell us the total amount of assets under management and fees that these clients represent, including as a percentage of your total wealth management business.

Response

In our disclosure, we indicated that we have filed an application with the U.S. Department of Labor (DOL) for exemptive relief permitting our affiliates to retain their status as “qualified professional asset managers” (“QPAMs”) despite the guilty plea and conviction of two of our other affiliates in two criminal matters, and that the DOL had granted us a temporary QPAM exemption, effective through October 25, 2016. The DOL has recently granted an extension of this temporary exemption through the earlier of April 23, 2017 or the effective date of a permanent QPAM exemption, if granted to us by the DOL, which would cover both the guilty plea and the conviction. We have provided additional information to the DOL in support of our QPAM application which is still pending with the DOL.

As also noted in our disclosure, the loss of the QPAM exemption may cause customers who rely on our QPAM status (whether because they are legally required to do so or because we have agreed contractually with them to maintain such status) to cease to do business or refrain from doing business with us, and the loss of such an exemption could also negatively impact our reputation more generally. In addition, other clients may mistakenly see the denial as a signal from the DOL that we are somehow no longer approved by the DOL and cease to do business or refrain from doing business with us for that reason. While there are several statutory and class exemptions that can be used instead of the QPAM exemption, and despite the fact that certain investment strategies such as exchange traded equities do not rely on the QPAM exemption at all, counterparties may be more familiar or comfortable with the QPAM exemption. We estimate that approximately 184 Asset Management clients (both ERISA and other types of retirement account clients) would be most “at risk” to reconsider our retention as an investment manager if we were to lose the QPAM exemption. As of Q2 / Q3 2016, these clients represented approximately € 10 billion in assets under management (AUM) and approximately € 48 million in 2016 annualized revenues. This represents 1.4% of our global Asset Management Invested Assets as of September 30, 2016 of € 715 billion and 1.6% of our fiscal year 2015 global Asset Management revenues of € 3.0 billion.

More broadly, beyond the scope of our ERISA and comparable retirement account clients, if we were to lose the QPAM exemption, we assume that this would be a well covered topic in the press which may significantly impact the reputation of our Asset Management business in the market and our position with US investment consultant firms generally. This may result in both the potential loss of “at risk” existing ERISA and other retirement assets (as previously discussed) as well as a diminished ability to attract new assets as part of standard planned growth. In such a scenario, the amount of AUM and revenues at risk could be well in excess of the estimates provided above for the ERISA and other retirement assets.

Our Wealth Management business would not be materially impacted by the potential loss of the QPAM exemption because it generally does not rely on the QPAM exemption.

The estimates we have provided are of AUM and revenues that are “at risk” and not of the amounts expected to be lost. In the event that we lose the QPAM exemption, the AUM and revenues that are in fact lost may be less than or greater than these estimates. These estimates are based on currently available information and are subject to a number of assumptions, variables and uncertainties, including the reactions of customers and business consultants for these products, the success of our efforts to retain and continue to attract their business, and business and competitive conditions generally.

Annual Report 2015

Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio, page 125

Regulatory Capital, page 125

3.	We note your disclosure that for certain categories of your assets where grandfathered equity investments are risk-weighted at 100%, your CRR/CRD 4 fully loaded methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions. Please address the following items:

•	Tell us and enhance your future disclosure to quantify the amount and/or percentage of grandfathered equity investments that are assumed to be sold or otherwise disposed of in mitigation activities within your fully loaded CRR/CRD 4 disclosures.
•	To the extent possible, tell us and enhance your future disclosure to quantify the impact of the sale of the underlying assets or other mitigating measures on your fully loaded CRR/CRD 4 disclosure metrics.
•	Tell us how you considered whether it would be more appropriate for the label of these metrics to reflect that they are adjusted to include mitigation.
•	Tell us how you considered providing a fully loaded metric without the impact of such mitigation actions in order to provide a more balanced disclosure.
•	Tell us and revise your future filings to disclose the extent to which you believe the mitigation actions are solely within your control and how you considered the possibility that an illiquid market for such assets or similar difficulties could make the mitigating actions unfeasible prior to the expiration of the grandfathering provisions.

Response

As of September 30, 2016, the carrying value of those equity investments where we make use of the transitional arrangements codified in Article 495(1) CRR in conjunction with Section 17 German Solvency Regulation, and accordingly apply a beneficial risk weight of 100% (“grandfathered” equity investments), amounted to approximately € 1 billion.

When we introduced this disclosure, we planned to actively manage this portfolio through sales prior to the expiration of the grandfathering provisions at the end of 2017. Since 2011, we have been successful in reducing this portfolio from approximately € 7 billion to less than € 1 billion as of September 30, 2016, and we have further plans to reduce the amount of these investments prior to the expiration. We considered that this represented (and continues to represent) the most accurate view of what our RWA position will be when the relevant regulatory standards are fully implemented.

We believe that presenting a metric without these assumed mitigating actions would not be as informative, because a reasonable investor would expect the Bank to take such actions, and that doing so could also create confusion by presenting too many versions of the related ratios. Accordingly, we believe that use of “fully loaded” metrics that reflect this de-risking was appropriate.

We continue with our sales and de-risking activities. In preparation of our year-end reporting process for 2016, we have been reviewing the remaining portfolio of grandfathered assets on an asset-by-asset basis and asking the relevant businesses either to reconfirm their expectation of sale by year-end 2017 or express doubts as to the expectation of sale on that timeframe. On the basis of this review, we are preliminarily expecting a further exposure reduction in the amount of € 0.4 billion by the end of 2017 and a residual exposure of approximately € 0.5 billion where there is a significant risk that we will not be able to exit these positions prior to expiration of the grandfathering provisions. The exposure reduction would lead to an improvement of our CET 1 ratio of 1 basis point.

As we now are close to the expiration of these grandfathering provisions, we will update our disclosures regarding the remaining equity investments in our year-end 2016 disclosures as follows:

1)	For equity investments where we still expect disposal prior to year-end 2017 (approximately € 0.4 billion), we will continue to apply the grandfathering provisions. For these positions, we currently do not expect that illiquid markets or other similar difficulties could make it unfeasible to exit these positions prior to expiration of the grandfathering provisions. We cannot currently estimate the P/L effect resulting from the sale of these positions. We will enhance our disclosures to quantify the amount of grandfathered equity investments as well as describing our expectations regarding potential impacts from illiquid markets or other similar difficulties which could make it unfeasible to exit these positions.

2)	For the residual equity investments that we currently expect may remain beyond the expiration of the grandfathering provisions (currently estimated at approximately € 0.5 billion), we will assign a Basel 3 risk weight in our fully-loaded metric which could increase our CRR/CRD4 Risk Weighted Assets by approximately € 1.5 billion and thus reduce our CET 1 ratio by 4 basis points, and we will enhance our disclosures accordingly.

Forborne Loans, page 160

4.	We note your presentation of forborne loan balances on page 161 that was introduced in 2014 consistent with the new European Banking Authority definition of forbearance. Given the provisions within that definition for loans to be removed from forborne status in a number of ways, revise your future filings to more clearly disclose the situations where loans can be removed from that status and to include a roll-forward of forborne loan activity such that investors may see the separate amounts of forborne loans added, charged-off, paid-off, and removed for other reasons.

Response

We will revise our future filings from year-end 2016 to more clearly disclose the situations where loans can be removed from that status as follows:

During 2014 we introduced the new European Banking Authority definition for forbearances replacing the definition of renegotiated and restructured loans. The scope of the new definition goes beyond the prior definitions applied and now includes measures in respect of clients facing financial difficulties. Once the conditions mentioned in the Implementing Technical Standard (ITS) are met, we report the loan as being forborne; we remove the loan from our forbearance reporting, once the discontinuance criteria in the ITS are met (i.e., the contract is considered as performing, a minimum 2 year probation period has passed, regular payments of more than an insignificant aggregate amount of principal or interest have been made during at least half of the probation period, and none of the exposures to the debtor is more than 30 days past-due at the end of the probation period).

We plan to enhance our future filings with a voluntary roll-forward of forborne loan activity such that investors may see the separate amounts of forborne loans added, charged-off, paid-off, and removed for other reasons. We will include the roll-forward for the first time in our Annual Report on Form 20-F for the year ended December 31, 2017 because we will not have completed the implementation of the necessary infrastructure to monitor the underlying data on a Group level in the required detail prior to that date.

Consolidated Financial Statements, page 244

Note 14 – Financial Instruments carried at Fair Value, page 293

5.	We note your disclosure that during the third quarter of 2015 the valuation estimate of the sensitivity analysis of unobservable parameters was enhanced to better reflect the valuation of uncertainty within the Level 3 financial instruments by implementing a more advanced technique. Please respond to the following:

•	Tell us and enhance your future disclosure to more clearly describe what the more advanced technique represents and how it differs from the previous technique.
•	Tell us and revise your future disclosure to quantify the impact on the valuation of Level 3 financial instruments driven by differences between the new enhanced estimation technique and the previous estimation technique.

Response

During Q3 2015 the valuation estimate for the sensitivity analysis of unobservable parameters was refined to align with an approach used to assess valuation uncertainty for Prudent Valuation purposes, which was implemented for the first time during the quarter. Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalising valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 575/2013 (CRR), requiring institutions to apply a deduction from CET1 in the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14). The change in estimate was principally driven by two enhancements to the estimation technique:

(i)    A move from a method based on a fixed percentage of market value for cash instruments to a method linked to the statistical distribution of market data; and

(ii)    Reassessment of the sensitivity calculation itself utilising exit price analysis performed for the relevant assets and liabilities in the Prudent Valuation assessment. This constrains the downside sensitivity in some cases where the fair value is demonstrably prudent.

The changes in the sensitivity amounts from December 31, 2014 to September 30, 2015 are primarily due to this change in estimate, rather than due to significant changes in the Level 3 instruments themselves or our risk profile.

Prior to this change a comparison was performed between the two approaches, resulting in differences of € (0.9) billion Upside and € (1.3) billion Downside as at Q3 2015. Please note that this comparison was derived in parallel for two-thirds of the population and an extrapolation technique was used for the remainder; analysis showed no material changes to the Level 3 population between quarters for the extrapolated population. At inception of the new approach, the previous approach was decommissioned and is no longer performed.

We will revise future filings to explain that:

(i)    During Q3 2015 the valuation estimate for the sensitivity analysis of unobservable parameters was refined to align with an approach used to assess valuation uncertainty for Prudent Valuation purposes, which was implemented for the first time during the quarter.

(ii)    The change in method resulted in differences of € (0.9) billion Upside and € (1.3) billion Downside compared with the previous method as at Q3 2015.

Note 25 – Goodwill and Other Intangible Assets, page 322

6.	We note your disclosure identifying the impairment of goodwill and other intangible assets as a significant accounting policy involving critical accounting estimates. We also note the impairment of goodwill and intangible assets of € 285 million recognized in the second quarter of 2016 related to businesses reclassified from the Deutsche Asset Management segment to the Global Markets segment, following the impairment charge of € 4,933 million in 2015. Please tell us and disclose in future filings the amounts or percentages by which the recoverable amount exceeded the carrying amount for each of your cash-generating units.

Response

With reference to our detailed goodwill disclosure in our first quarter 2016 Interim Report (Exhibit 99.1 of our Report on Form 6-K filed on April 29, 2016, pages 97 to 99) the recoverable amount of the segment Corporate & Investment Banking exceeded the carrying amount by 69%. For Wealth Management, the recoverable amount exceeded the carrying amount by 6% and for Deutsche Asset Management, the recoverable amount exceeded the carrying amount by 155%. The other CGUs no longer carry goodwill or other non-amortizing intangible assets that would require an annual impairment test.

We will provide the requested information for all goodwill carrying cash-generating units in future filings.

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Should you have any questions or comments, please feel free to contact the undersigned, Marcus Schenck (ph: +49-69-910-41880; e-mail: marcus.schenck@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Dr. Marcus Schenck Dr. Marcus Schenck Chief Financial Officer and Member of the Management Board	/s/ Dr. Mathias Otto Dr. Mathias Otto Co-General Counsel Germany, Group Legal Services